Exhibit 99.8
CERTIFICATION
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Hydro One Limited (the “Company”) on Form 40-F for the year ended December 31, 2021 (the “Report”) as filed with the U.S. Securities and Exchange Commission,
I, Christopher Lopez, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

i.The Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
ii.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2022	/s/ Christopher Lopez
Christopher Lopez
Chief Financial Officer